SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 24, 2014

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒              Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated March 24, 2014: Nokia expects the sale of substantially all of its Devices & Services business to Microsoft to close in April 2014

Nokia stock exchange release dated March 24, 2014: Nokia Corporation updated financial calendar for 2014; Nokia receives an exemption to the publication time of its financial statements and Board’s annual review

STOCK EXCHANGE RELEASE

March 24, 2014

Nokia expects the sale of substantially all of its Devices & Services business to Microsoft to close in April 2014

Nokia Corporation
Stock Exchange Release
March 24, 2014 at 08:00 (CET +1)

Espoo, Finland – Nokia today announced that it now expects the transaction whereby the company will sell substantially all of its Devices & Services business and license its patents to Microsoft to close in April 2014. This compares with Nokia’s previous expectation on the transaction closing in the first quarter of 2014, which Nokia communicated when the company first announced the transaction on September 3, 2013. Nokia and Microsoft remain committed to the transaction.

As previously communicated, the closing of the transaction is subject to regulatory approvals and other customary closing conditions. Nokia and Microsoft have already received most of the required regulatory approvals, including approvals from the European Commission and the U.S. Department of Justice. Furthermore, Nokia and Microsoft continue to make good progress related to the closing conditions and integration planning. However, the transaction is pending approvals from certain antitrust authorities in Asia which are still conducting their reviews.

Nokia and Microsoft continue to be confident that the transaction will close, resulting in the sale of substantially all of Nokia’s Devices & Services business to Microsoft, and both companies are working diligently to close the transaction as expeditiously as possible.

Nokia reiterates that ongoing tax proceedings in India have no bearing on the timing of the closing or the material deal terms of the anticipated transaction between Nokia and Microsoft.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) receiving timely, if at all, necessary regulatory approvals for the Sale of the D&S Business; D) expectations, plans or benefits related to or caused by the Sale of the D&S Business; E) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; F) expectations, plans or benefits related to changes in leadership and operational structure; G) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our fourth quarter and full year 2013 results report available for instance at www.nokia.com/financials. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

1

STOCK EXCHANGE RELEASE

March 24, 2014

Nokia Corporation updated financial calendar for 2014; Nokia receives an exemption to the publication time of its financial statements and Board’s annual review

Nokia Corporation

Stock Exchange Release

March 24, 2014 at 08:15 (CET +1)

Espoo, Finland - Nokia has received an exemption from the Finnish Financial Supervisory Authority, in accordance with Chapter 7, Section 18 of the Finnish Securities Markets Act, for the publication time stipulated in Chapter 7, Section 5 of the Act. Nokia has been allowed to postpone the publication of its financial statements and Board’s annual review for the year 2013 until the end of April 2014. Nokia plans to publish the financial statements and Board’s review in April 2014, during week 18, at the same time as it plans to file its annual report on Form 20-F for 2013 with the US Securities and Exchange Commission. Accordingly, Nokia provides below an updated financial calendar for the rest of the year 2014.

As announced earlier, Nokia’s Board of Directors is conducting a strategy evaluation for Nokia Group between signing and closing of the transaction announced on September 3, 2013 whereby Nokia will sell substantially all of its Devices & Services business and license its patents to Microsoft. The transaction is expected to close in April 2014, subject to regulatory approvals and other customary closing conditions.

Nokia applied for the exemption mainly to enhance the possibility of being able to reflect the closing of the transaction and the outcome of the strategy evaluation in the financial statements and Board’s annual review for the year 2013.

Planned publication dates for interim reports

• report for Q1 2014: April 29, 2014

• report for Q2 2014 and January-June 2014: July 24, 2014

• report for Q3 2014 and January-September 2014: October 23, 2014

Publication of “Nokia in 2013” and Nokia Form 20-F 2013

Nokia plans to publish its “Nokia in 2013” annual report, which includes the audited financial statements and the Board’s annual review by the end of April 2014 during week 18.

Nokia plans to file its annual report on Form 20-F for 2013 with the US Securities and Exchange Commission by the end of April 2014 during week 18.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2014 is scheduled to be held on June 17, 2014. The Nokia Board of Directors will convene the meeting and publish the notice and related proposals at a later date.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) receiving timely, if at all, necessary regulatory approvals for the Sale of the D&S Business; D) expectations, plans or benefits related to or caused by the Sale of the D&S Business; E) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; F) expectations, plans or benefits related to changes in leadership and operational structure; G) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally  resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services  business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our fourth quarter and full year 2013 results report available for instance at www.nokia.com/financials. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal